FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  February 11, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated February 11, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

Date: February 11, 2009	By:	/s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

Item 1

  PRESS RELEASE
New York and Stockholm – February 11, 2009

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2008
(Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC)

Q4 key figures

•	38% increase in subscribers** for Q4 08 versus Q4 07, bringing total subscribers to 32.0 million*
•	18% increase in revenues for Q4 08 to $907 million* (Q4 07: $766 million*)
•	31% increase in EBITDA for Q4 08 to $406 million* (Q4 07: $309 million*)
•	Net profit† for Q4 08 of $66 million (Q4 07: $113 million)
•	Basic earnings per common share for Q4 08 of $0.61 (Q4 07: $1.11)
†After a net charge of $55 million as a result of two one-off events (see p.3)
**Excludes Amnet
* Excludes discontinued operations (Sierra Leone)

FY 2008 key figures

•	30% increase in revenues for FY 08 to $3,412 million* (FY 07: $2,624 million*)
•	31% increase in EBITDA for FY 08 to $1,468 million* (FY 07: $1,119 million*)
•	Net profit† for FY 08 of $517 million (FY 07: $697 million)
•	Basic earnings per common share for FY 08 of $4.80 (FY 07: $6.90)
•	Net cash provided by operating activities increased by 34%
†After a net charge of $55 million as a result of two one-off events (see p.3)
* Excludes discontinued operations (Sierra Leone)

Marc Beuls, CEO of Millicom, commented: "Millicom performed well in Q4 with an increase in the EBITDA margin to 45%, our targeted EBITDA margin. For the year to December we produced sector leading revenue growth of 30% and our profitability improved over the year, with a 219 basis points increase in the second half and a margin for the full year of 43% which was close to our target for the Group.  Our net profit excluding one-off items in 2007 and 2008, namely Paktel, Colombian deferred taxes and Sierra Leone increased by 36%.

“These results were achieved despite the headwind of a strongly appreciating dollar in a number of countries during the second half of year which was a reflection of an uncertain economic climate. The impact on our businesses of the strong dollar against local currencies is set to continue into 2009.  We have already taken action, in terms of lower capex and opex, to ensure that we are well positioned to meet the potential challenges engendered by the macro economic environment and the stronger margin reported in Q4 is a reflection of those changes.

"In Latin America we have selectively reduced promotions as we have increased our focus on revenue generating customers. Today operators recognize that subscriber growth is cumulatively slower due to the higher penetration rates in Latin America which means that these markets will now grow at a more moderate pace. However, we do expect to see an acceleration of subscriber growth for Tigo in Colombia as, over time, we expect to benefit from a more favorable regulatory environment. Amnet, our recently acquired fixed broadband business, is performing in line with our expectations and the integration process will be completed in Q1 as we introduce best practice to exploit potential synergies.

“In Africa and Asia we continue to see the opportunity to maintain growth while improving margins especially in Africa where most of our businesses are now achieving the critical mass and scale which are necessary to improve profitability quarter on quarter. We also continue to focus on Distribution Management Systems as a way of reducing operating costs by achieving greater efficiency from more streamlined distribution networks.

 “In 2009 we are moving into a new phase for the company as we expect to become free cash flow positive for the full year and to see free cash flow growing in subsequent years. This is the result of the improving operating margin and a declining capex to sales ratio going forward.”

Financial summary for the periods to December 31, 2008 and 2007

SUBSCRIBERS (‘000)	Dec 31, 2008	Dec 31, 2007	Change	Sept 30, 2008	June 30, 2008	March 31, 2008
– Total (i)	32,044**	23,251	38%	30,456	28,347	26,075
– Attributable (ii)	27,552**	19,749	40%	26,108	24,193	22,183

REPORTED NUMBERS(iv) US$ million	Q4 2008	Q4 2007	Q on Q change	FY 2008	FY 2007	FY on FY change
– Revenues	906.7	766.2	18%	3,412.4	2,623.9	30%
– EBITDA (iii)	405.9	308.9	31%	1,467.6	1,119.1	31%

– EBITDA margin	45%	40%		43%	43%
– Net profit for the period	66.2*	112.7	(42)%	517.5*	697.1	(26)%
*         Net profit for the period after a net charge of $55 million as a result of two one-off events (see p.3)
**       Excluding Amnet
(i)	Total subscriber figures represent the worldwide total number of subscribers of mobile systems in which Millicom has an ownership interest.
(ii)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership of subscribers in each joint venture operation.
(iii)	EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues.
(iv)	Excludes discontinued operations, except net profit.

Amnet is consolidated for the first time in Q4.  Figures include Amnet unless otherwise specified.

Financial and operating summary

•	Record revenues of $907 million in Q4 2008, up 18% vs. Q4 2007

•	Record EBITDA of $406 million in Q4 2008, up 31% vs. Q4 2007

•	Net profit to $66 million in Q4 2008, after a charge of $55 million as a result of two one-off events

•	Investments include capex of $465 million for the 4th quarter 2008 and $1,431 million for the year ended December 2008 (Capex for 2009 expected to be around $1 billion.)

•	Cash and cash equivalents of $674 million at end of FY2008

•	Cash up-streaming of $181 million in the 4th quarter 2008 and $543 million in the year ended December 2008

•	Net debt of $1,484 million with a Net Debt to extrapolated full year EBITDA ratio of 1.0 times enabling significant continuing investments

•	Subscriber growth of 38% in Q4 2008 with total subscribers at 32.0 million, excluding Amnet and discontinued operations

•	1.6 million net new mobile subscribers in Q4 2008 against Q3 2008

•	A net charge of $55 million has been booked in Q4 as a result of two one-off events:

o
in Q4 2007, a deferred tax asset on fiscal loss carryforwards in Colombia was recognized based on the business conditions at the end of 2007.  In Q4 2008, this position was reversed because the interconnection cut postponed profitability and this tax asset is therefore unlikely to be utilized in the near future

o
Sierra Leone has been classified as an asset held for sale and valued at fair value less costs to sale, resulting in an impairment charge recorded in Q4 2008.  As a result of this reclassification of Sierra Leone, Q4 revenues were negatively affected by $9 million and EBITDA and net profit were both positively affected by $6 million.

•
A charge of $36 million for foreign exchange was recorded in Q4 which was mainly the result of the foreign exchange impact of dollar denominated debt. Less than 50% of the total gross debt is exposed to dollar fluctuations.

Financial summary for the three months ended December 31, 2008 with constant (Q3 ’08) exchange rate applied

Q4 08	Revenue		EBITDA
US$ ‘000	Reported numbers	Q3 average exchange rate applied	Reported numbers	Q3 average exchange rate applied
Central America	354,909	357,860	199,241	201,057
Amnet*	43,015	43,015	18,048	18,048
South America	260,184	297,386	100,261	114,269
Africa	182,909	198,350	64,324	70,214
Asia	65,673	66,119	24,015	24,174

Total	906,690	962,730	405,889	427,762
*           Results for Amnet not converted as acquired in Q4 2008

Impact of main currency depreciation on Revenue

	Q4 08 vs. Q4 07	Q4 08 vs. Q3 08
Ghana	(30)%	(5)%

African countries with € linked currencies	(8)%	(10)%

Tanzania	(9)%	(8)%

Colombia	(10)%	(17)%

Paraguay	6%	(16)%

Revenue growth in Q4 has been negatively impacted with a 3% revenue erosion due to net depreciations of currencies in the countries in which Millicom operates.  Currency devaluations have particularly affected the Colombian peso (11% devaluation vs. the dollar over a year), the Ghanaian cedi (30% devaluation), African currencies linked to the Euro (11% devaluation) and the Tanzanian Shilling (9% devaluation). Amnet contributed 5 points of growth.

Foreign exchange had a positive impact on revenue growth by 4% over the full year 2008, as most currencies appreciated against the US$ in the first half of the year.

Review of operations

Financial results for the three months and year ended December 31, 2008

Subscribers

In Q4 2008, Millicom added 1.6 million net new mobile subscribers, reaching 32.0 million total mobile subscribers, an increase of 38% versus Q4 2007.  Millicom is today more focused on revenue generating subscribers and therefore in the second half of 2008 the marketing programs concentrated on promotions aimed to attract the more loyal customers.

In Africa, the two best performing markets in terms of net subscriber additions were Tanzania which grew by 93% year-on-year, adding 212 thousand subscribers in the quarter, and DRC, which grew by 92% year-on-year, adding 97 thousand subscribers in the quarter and passing the one million mark.  Chad also showed impressive year-on-year net subscriber growth of 67%.  In Senegal, net subscribers increased by 66% year on year but this growth occurred in the first half and the dispute with the Senegalese government led to a decline in subscriber growth in the latter part of the year.

In Central America, Honduras grew its subscriber base by 45% year-on-year and added a net 109 thousand subscribers in the quarter after 100 thousand subscribers had been removed in a clean up of the base. Guatemala grew by 20% year-on-year and El Salvador by 14%.

In South America, total subscribers increased by 27% with Paraguay and Bolivia both showing increases of 33%. The growth in net new subscribers in Colombia has been impacted by clean ups in the base in Q2 and Q3.

In Asia, subscribers grew by 47% year-on-year with Laos growing by 79% and Sri Lanka by 69%.

	Net additional subscribers* (’000)
	Total	Central Am.	South Am.	Africa	Asia
Q4 2008	1,587	335	269	611	372
Q3 2008	2,110	570	280	962	298
Q2 2008	2,272	489	448	1,035	300
Q1 2008	2,824	962	571	873	418
Q4 2007	3,400	1,421	588	1,051	340
*excluding discontinued operations

Total revenues, EBITDA and EBITDA margin

In the fourth quarter we have seen a slowing of top line growth due to macroeconomic factors beyond our control.  Most notably, the strong dollar has negatively affected results in a number of markets, namely Colombia, Ghana, Tanzania and our African markets with Euro linked currencies, producing a 3% negative impact overall in Q4 08 as against Q4 07.  ARPU decline in the quarter is largely the result of currency depreciation.

Total revenues for the three months ended December 31, 2008 were $907 million, an increase of 18% from the fourth quarter of 2007. Year-on-year revenue growth was 28% for Africa, 20% for Asia, 9% for South America and 8% for Central America.

The Group EBITDA for the three months ended December 31, 2008 was $406 million, an increase of 31% from the fourth quarter of 2007 and the EBITDA margin was 45%.  In Central America, Tigo’s number one position in all three markets brings with it a high percentage of on-net calling, enabling it to keep EBITDA margins at a very healthy 56%.  South American EBITDA margins increased from 35% last quarter to 39%

for the fourth quarter of 2008, partly as a result of the 3 percentage point margin improvement to 17% for Colombia seen in the fourth quarter.   In Africa margins were 35% and in Asia margins were 37%.

	Quarterly YoY Growth **			Cellular ARPU ($)
	Subscribers	Revenues	EBITDA
Q4 2008	38%	18%	31%	10.7*
Q3 2008	53%	27%	25%	11.5
Q2 2008	58%	37%	34%	12.1
Q1 2008	58%	42%	36%	12.7
Q4 2007	56%	41%	34%	13.9
*      revenues for ARPU calculation exclude Amnet
**     excluding discontinued operations

Total revenues for the year ended December 31, 2008 were $3,412 million, an increase of 30% from the same period of 2007. Revenues in Africa were up 51%, in Asia revenues were up by 34%, and in Central and South America the increases were 20% and 26% respectively.

The Group EBITDA for the year ended December 31, 2008 was $1,468 million, an increase of 31% from the same period of 2007.  EBITDA growth for Africa was 53%, for Asia it was 28% and for Central and South America it was 25% and 27% respectively.

Central America

Central America saw a resumption of top line growth in Q4 as the impact of new taxes introduced in Q2 and Q3 were absorbed and inflationary pressures in these markets eased. Tigo continues to maintain a strong market share with number one positions in all three markets and this has enabled it to deliver increased EBITDA margins, up by 2% on the quarter to 56%, in what is today a more challenging macroeconomic environment. In Q4, Tigo added 335 thousand net new subscribers, against 570 thousand in Q3 and a total of 2.4 million over the full year. This lower level of subscriber acquisition had been expected due to the high rates of mobile penetration, but this slower growth has also helped ARPU as the dilution from bringing on incremental subscribers is less and revenues from our existing customers have held up well. ARPU was stable from Q3 to Q4 at $15.3 as against an ARPU decline of 20% for the full year.

Revenues in Q4 were up by 4.5% from Q3 at $354 million, with full year revenue growth of 20% at $1,377 million. This was a robust performance as there has been a slowing in the growth in remittances of funds from the US during Q4, which were down 5% against Q4 2007, although for the year remittances were still growing by 5% year on year in Guatemala and Honduras and by 3% in El Salvador. During 2008, inflation, particularly of food prices and other essentials, rose in excess of 20% p.a., affecting consumption by customers, although in Q4 inflation began to ease again.  It is difficult to measure exactly the impact of inflation as mobile telephony is a high priority purchase in a fast growing market but it is certain that the higher cost of basic needs means that there are fewer discretionary dollars in customers’ pockets with which to purchase mobile minutes.

In 2008, we estimate that penetration in El Salvador has reached 96% with five operators and Tigo today has 45% of the market. Tigo launched a 3G offering through 229 sites covering the main cities and new promotions to enhance loyalty, such as mini tariff promotions, which give preferential rates on calls to other pre-registered Tigo subscribers and the removal of pre-paid balance expiry dates. VAS revenues grew by 61% during the year, SMS penetration reached 76% and Ring Back Tones (RBT) penetration has grown by 14% making VAS now the fastest growing part of revenue. Today 75% of our sales are by e-PIN and we have launched a Distribution Management System (DMS) to improve our visibility of stock balances at each points of sale.

In Guatemala we estimate penetration has reached 72% and Tigo has a 45% market share of the market. This number one position has been consolidated by similar offers to those in El Salvador outlined above which have led to a reduction in churn. One very successful offer was where subscribers could subscribe to get unlimited usage when calling on-net to other Tigo customers at night. Tigo is looking to attract the more profitable customers and so the marketing budget has been reduced and is more targeted towards a defined group of loyal users. The effect is a substantial reduction in acquisition costs in Q4. E-PIN continues to grow and today 36 thousand out of 61 thousand distribution outlets have e-PIN. In 2008 3G has started well in Guatemala while SMS penetration has increased by 27 percentage points reaching 79%, RBT penetration grew by 72% and VAS revenues grew by 99%.

We estimate penetration in Honduras has reached 78% and today Tigo has a market share of 71% but a fourth competitor launched in November therefore competition is increasing. In 2008, the focus was to consolidate our first-mover advantage by optimisation of pre-paid and post-paid offers and increasing penetration of VAS services. SMS now reaches 70% of the subscriber base, RBT penetration grew by 40% and VAS revenues increased by 94% year-on-year. E-PIN penetration is now 67% and top-ups are available for as little as $0.25. In terms of promotions, a ‘Balance Never Expires’ campaign was launched alongside the successful ‘Gift&Collect’ and ‘Give me Balance’ campaigns. In terms of distribution, as in El Salvador, a DMS system will be launched in Honduras to manage the 54 thousand points of sale and the network of 360 dealers.  From the beginning of 2009, domestic interconnection rates in Honduras have decreased from 10 cents to 6 cents a minute and international interconnection rates have decreased from 8 cents to 6 cents a minute.  We forecast a $26 million revenue impact as a consequence.  The EBITDA margin will not be impacted as cost savings have been put in place to compensate the loss of revenues.

In Q2 and Q3, tax changes in Honduras and El Salvador on incoming international calls increased the calling costs from overseas  into Honduras by 3c a minute and into El Salvador by 4c a minute.  This has reduced the total international minutes of calling, although overall minutes of use have held up well, showing that the calling patterns of our existing customers have not changed significantly in 2008 despite the tougher economic environment.

In today’s market, we continue to focus on margin to a greater degree as penetration moves towards 100%. This can be seen by the number of initiatives to reduce costs and subsidies with a greater focus on the better and more loyal customers. We also believe that VAS and broadband will be important drivers of our business as both areas will be profitable areas of expansion in a more mature market.

	Quarterly YoY Growth			ARPU ($)
	Subscribers	Revenues	EBITDA
Q4 2008	27%	8%	19%	15.3
Q3 2008	46%	13%	15%	15.4
Q2 2008	53%	26%	31%	16.3
Q1 2008	65%	36%	37%	17.4
Q4 2007	71%	31%	28%	19.2

Central American revenues for the year ended December 31, 2008 were $1,377 million, an increase of 20% from the same period of 2007. Central American EBITDA for the year ended December 31, 2008 was $759 million, an increase of 25% from the same period of 2007.

	FY 2008	FY 2007	Change
Revenues	1,377m	1,149m	20%
EBITDA	759m	608m	25%
EBITDA margin	55%	53%
Capex	294m	292m	1%
ARPU	$16.4	$19.5	(19)%

Amnet

Millicom announced the acquisition of Amnet Telecommunications Holding Limited at the beginning of Q4 2008. Amnet is now a business with approximately 534 thousand revenue generating units (RGU) across Central America with cable and broadband customers in El Salvador, Honduras and Costa Rica and smaller corporate data businesses in Guatemala and Nicaragua.  Millicom purchased Amnet for an enterprise value of $510 million, which was ultimately funded through a $230 million one-year bridge loan facility with two leading commercial banks and $280 million of cash.

Millicom has conducted a purchase price allocation exercise for Amnet and the allocation to intangibles will lead to an annual $27 million depreciation charge from 2009 onwards.

Revenues increased by 15% in 2008, mainly driven by the broadband business and RGUs increased by 16% year on year. Amnet has an extensive HFC (Hybrid Fiber-Coax) network with 1.2 million homes passed and today some 69% have two-way coaxial cable.  The opportunity for Millicom is to use Tigo’s marketing skills to sell broadband services to existing cable customers and to provide a fixed element to our broadband offer.  Amnet has number one positions in its three main markets which will give Millicom critical mass in this important segment of the market, which we expect to be a major driver of growth going forward.  Millicom is planning to outsource a number of functions to increase operating efficiency and to reduce operating costs in the coming years.  Therefore there will be a small one-off cost in Q1 2009 as this new lean structure is put in place.

Financial performance FYE
US$ ‘000	2008 (Unaudited)	2007 (Unaudited)
Revenue	164,195	142,875
EBITDA*	69,751	65,381
EBITDA margin	43%	46%

Operating performance FYE (‘000)
Homes Passed	1,171	1,094
Revenue Generating Units	534	459
*excluding installation costs

South America

Revenues in South America in Q4 were impacted by the strong dollar which impacted the top line in translation. The currencies in South America have devalued as agricultural commodities, a key export, have fallen in price in the second half of the year. The EBITDA margin increased from 35% to 39%, reflecting the benefits of initiatives to reduce costs across the businesses and helped by the improved EBITDA margin in Colombia which increased to 17%. We expect margins to continue to improve gradually in 2009 and beyond up to the Group average margin.

In Bolivia market penetration is today 42% and Tigo has some 34% market share behind the incumbent which has 39% of the market and is today government owned. Tigo was focused on network expansion early in the year and, in Q4, on the 3G roll out. In marketing terms there has been some price pressure in the market but Tigo has differentiated its offer by having the lowest recharge in the market to build the perception of affordability. Also, in terms of accessibility, Tigo has 37% e-PIN penetration and some 8 thousand active e-PIN points of sale which makes its products more attractive in terms of affordability.

Mobile penetration in Colombia is estimated at 87% and Tigo’s market share is today 8%, down from 9% in 2007. Tigo´s total customer base grew 20% in 2008, despite a clean-up of the subscriber base in Q3 and Q4.  In 2008 we improved our distribution network which we expect to help subscriber acquisition in 2009.  Tigo Colombia achieved a very positive development in its postpaid customer base in 2008 where it observed a 48% growth.

In October 2008, Tigo became the second operator offering 3G services in Colombia. Including 3G revenues, VAS experienced a very strong growth of 112% in 2008. The Ministry of Communications awarded 10 MHz of additional spectrum to Tigo, which was instrumental in the launch of 3G services. Tigo Colombia has also begun operating its own International Gateway and today has captured the majority of the international traffic of Tigo users.

In late 2007, Millicom recognized tax assets in Colombia based on the business conditions at that time.  In Q4 2008 this position was reversed and a tax charge of $90 million was recorded as it may take some time before these tax assets can be utilized in Colombia because the rate cut impacted termination call revenue and did not lead to an increase in overall traffic. These interconnection rate cuts had a negative impact on EBITDA levels, but Tigo Colombia was able to substantially improve its EBITDA margins through 2008 by launching a number of marketing initiatives, emphasizing its “affordability” position in the market.

Paraguay today has penetration of 78% and Tigo has 55% market share and a number one position in the market. In 2008, the Paraguayan economy grew strongly on the back of strong commodity prices as Paraguay produces soft commodities such as soybean and meat, but the fall in commodity prices will see a reversal of this trend. In 2008, the focus was on the launch of 3G, the growth of VAS and improving the inventory levels of scratch cards and airtime in the points of sale. VAS now accounts for 32% of recurring revenue, growing some 78% in 2008 with SMS reaching 89% penetration by the end of 2008. Distribution has been continually improved so that today there are 28 thousand points of sale, showing growth of 98% in the year.  This, coupled with a leading network with 737 sites, means that Tigo has been able to gain over 5 points of market share in Paraguay in 2008 and to launch a 3G network with nearly 250 sites. In terms of investment, Tigo has raised $107.5 million in Paraguay from the European Investment Bank to finance network expansion.

	Quarterly YoY Growth			ARPU($)
	Subscribers	Revenues	EBITDA
Q4 2008	27%	9%	33%	11.8
Q3 2008	36%	27%	21%	12.9
Q2 2008	42%	35%	25%	12.7
Q1 2008	43%	38%	30%	12.5
Q4 2007	36%	47%	54%	14.2

South American revenues for the year ended December 31, 2008 were $1.019 million, an increase of 26% from the same period of 2007.  South American EBITDA for the year ended December 31, 2008 was $352 million, an increase of 27% over 2007.

	FY 2008	FY 2007	Change
Revenues	1,019m	810m	26%
EBITDA	352m	277m	27%
EBITDA margin	35%	34%
Capex	369m	325m	14%
ARPU	$12.7	$13.2	(4)%

Africa

The year-on-year revenue growth of 28% in Q4 was slower than that of recent quarters due to the effect of the strengthening dollar compared to the local currencies which continues to be a factor that impacts the top line. However, Africa remains Millicom’s fastest growing region and an increasing proportion of total Group capex has been invested in the region in 2008 and we expect that this will continue in 2009. The slightly lower growth in new subscribers, 611 thousand in Q4, reflects the more challenging economic conditions across Africa, but we expect to continue to achieve high growth in Africa as, with around 160 million people under license, Africa represents 55% of Millicom’s potential market and with the penetration still low in all our markets, there is potential for high growth for many years to come.

In Q4, the EBITDA margin was 35% compared to 34% in Q3 and we expect to see the EBITDA margin in Africa improve towards the Group average margin target in the mid 40’s within the next three years. We have deconsolidated Sierra Leone, which had a negative margin and this operation is now held as an asset for sale as it no longer forms part of Millicom’s long term plans for Africa.  The margin improvement for Africa will be driven by increasing profitability across all our operations in the region and particularly in our newer operations of Chad and DRC.  For example, the business in DRC has, over the last two quarters of 2008, reached the critical mass with over 1 million subscribers by the year end and the fact that it is EBITDA positive for the first time, less than two years after the launch of Tigo in the country, suggests that we can improve margins steadily from this point.

In Q4 we were successful in acquiring a license in Rwanda which is a very exciting prospect with some 10 million people and a penetration rate of 10% with only one dominant operator and one small operator. Millicom paid a license fee of $60 million in Q4 and is now planning a network roll-out in 2009 with the expectation of launching services before the year end.

Millicom continues to invest heavily in capex and marketing and promotion activities across Africa as it is important to establish a strong presence in terms of brand awareness, network and distribution at this early stage in mobile development when penetration rates are relatively low. In some of our markets the macroeconomic situation has held back growth and while it is unclear today how the economic downturn in the western markets will impact Africa, this is a factor that we will have to manage carefully going forward, in order to continue to achieve profitable growth.

In Q4, the African region was characterized by extensive network expansion and a build-up of the necessary capacity to accommodate the projected growth in the subscriber base. In terms of network, over 1 thousand new cell sites were built in 2008 with 399 in Tanzania and over 200 in both DRC and Ghana. With increased capacity, Tigo is able to roll out products such as its ‘Xtreme’ offer (“all one can eat for one payment a day”) This offer is adapted by region so the price varies according to affordability and the network capacity, so we can take better advantage of spare network capacity in each area. Also, to enhance the networks, plans are in progress for fiber projects to increase transmission capacity and to bring better services to our customers. We continue to believe that investment in network gives us a competitive advantage.  We are able to promote voice and VAS services through the deployment of innovative pricing initiatives at points of sale rather than through the sub-dealers, as this improves the responsiveness of dealers at street level and increases activity.

Penetration in Ghana has reached 44% and today Tigo has a market share of 28% and is number two in the market. One Touch, the third operator, has been taken over by Vodafone and Zain has recently entered the market. Tigo has introduced its Distribution Management System (DMS) as part of a re-launch campaign. The points of sale have increased by 6 thousand to 38 thousand and Tigo has used ‘Xtreme’ and ‘Tigo 4 Life’ offers aggres sively to counter the new competition.

Tanzania has reached penetration of 29% and Tigo has 26% market share and is closing the gap on Zain, the number two operator with 30% markets share. The cost of distribution has been reduced by removing third parties and points of sale have increased by 12 thousand to some 20 thousand. In Q4, $230 million was raised in Tanzania to finance capex requirements and to refinance previous debts.

ln Senegal, penetration is 43% and Tigo has 36% market share but a third operator has entered the market in Q4. With the arrival of this operator, the Senegalese government has re-opened the longstanding issue dating back to 2002, on the status of our license in Senegal. We are currently involved in two legal actions with the Government of Senegal to protect our valid license that we need to operate our business.  Sentel, operating under the Tigo brand, is today still in control of the business which is operating normally, although the uncertainty caused by Government action is not helpful to the running of the business and has had a negative impact on subscriber growth in the latter part of the year. In terms of distribution, Tigo has implemented DMS and two mega dealers were selected to cover almost 80% of the market to ensure close control of the 41 thousand points of sale but it has also cut back on promotions to focus on attracting the more loyal customers.

Our two newest operations are in Chad, with penetration of 11%, and DRC with penetration of 9% which respectively have market shares of 42% and 18%. Tigo in DRC has found some real traction with 130% revenue growth year on year, despite inflation and then currency devaluation in Q4 and some instability in the east of the country.  In DRC currency devaluation has only limited impact on our business as we trade locally in dollars but our concern is associated more with the impact of the worldwide economic slowdown on DRC and the lower consumption that could follow the devaluation of the local currency. In DRC the number of super dealers was reduced from 33 to 23 to increase dealer focus and this activity was concentrated in Kinshasa and Bas Congo where a large part of outgoing revenue is earned and our market shares are strong. In all, Tigo has doubled its points of sale in DRC to 61 thousand in 2008. Chad has seen the introduction of per second billing which helped increase the perception of price leadership and has increased points of sale to some 14 thousand.

Mauritius has penetration of 77% and Tigo has a market share of 43%. Focus has been on distribution with e-PIN outlets increasing by 40% in 2008 to 2.3 thousand.

	Quarterly YoY Growth (i)			ARPU ($)
	Subscribers	Revenues	EBITDA
Q4 2008	63%	28%	41%	7.1
Q3 2008	87%	56%	83%	8.0
Q2 2008	93%	70%	64%	8.8
Q1 2008	72%	61%	33%	9.4
Q4 2007	65%	56%	32%	9.8
(i)   Excludes discontinued operations

African revenues for the year ended December 31, 2008 were $711 million, an increase of 51% from the same period of 2007. African EBITDA for the year ended December 31, 2008 was $238 million, an increase of 53% from the same period of 2007.

	FY 2008(i)	FY 2007 (i)	Change
Revenues	711m	470m	51%
EBITDA	238m	155m	53%
EBITDA margin	33%	33%
Capex	601m	337m	78%
ARPU	$8.3	$9.2	(9)%
(i)    Excludes discontinued operations

Asia

Asia has grown subscribers in Q4 at a rate of 47% year-on-year, ending 2008 with some 4.4 million. The reported numbers show revenues and EBITDA increasing by 20% and 18% respectively year-on-year and an EBITDA margin of 37% for the quarter, which is in line with Q4, 2007 but down slightly on last quarter.

In Cambodia, our operation has a 55% market share as the number one operator in a six players’ market with 29% penetration.  Competion in Cambodia has increased with the acquisition of the fifth player in the market by TeliaSonera and the launch of services by Viettel and this market is expected to become increasingly competitive in the future. The Company has launched VOIP services to make IDD calls more affordable and has also enhanced the affordability of its services by lowering connection prices as well as launched a $2 denomination card. In terms of capex, we have rolled out about 560 new sites in 2008, increasing our coverage to 62% of the population with over 1.4 thousand cell sites. However, in the short term Cambodia is being affected by the global economic situation which has impacted the disposable income of middle and lower income consumers and this means that revenues are no longer growing at the top line on a quarter on quarter basis.

In Laos, penetration is 17% and Tigo has a market share of 20% and is the number two operator of five, in terms of revenues. Tigo is the fastest growing operator and has recently opened an International Gateway and launched Wimax broadband services. In terms of network, 99 new sites have been rolled out in 2008, giving a total of 274 sites covering 20% of a very dispersed population.  The government is proposing to introduce a new spectrum fee for 2009, which might slightly impact our margins.

Tigo is the number two operator in Sri Lanka with 28% market share and penetration is now 34%.  Tigo reached the 2 million subscribers milestone in Sri Lanka in Q4 and has recently seen the launch of various products such as ‘Bonus on Reload’ and ‘Copy-A-Tune’, which are innovative products that capture customers’ imagination. Furthermore, recent independent market research showed that Tigo was the best mobile operator for customer satisfaction. In terms of network, some 300 new sites were built in 2008, bringing the total to 940 and giving over 70% population coverage.  Since the year-end Bharti has launched operations in Sri Lanka.

	Quarterly YoY Growth			ARPU ($)
	Subscribers	Revenues	EBITDA
Q4 2008	47%	20%	18%	6.6
Q3 2008	52%	34%	17%	7.4
Q2 2008	50%	38%	33%	8.1
Q1 2008	49%	49%	45%	8.7
Q4 2007	46%	43%	27%	8.4

Asian revenues for the year ended December 31, 2008 were $262 million, an increase of 34% from the same period of 2007. Asian EBITDA for the year ended December 31, 2008 was $101 million, an increase of 28% from the same period of 2007.

	FY 2008	FY 2007 (i)	Change
Revenues	262m	195m	34%
EBITDA	101m	80m	28%
EBITDA margin	39%	41%
Capex	155m	94m	65%
ARPU	$7.6	$8.4	(10)%
(i)     Excludes discontinued operations

Forward looking statement

Looking out into 2009 there are two changes in interconnect. In Paraguay there is an ongoing process which has seen interconnect fall from 18 cents in June 2008 to 7 cents in January 2009. This cut will have little impact on Tigo Paraguay as only a small proportion of traffic is cross-net. Also in January, interconnect in Honduras has been cut, both for domestic and international calls, to 6 cents and this will have a greater impact on revenues in 2009 as Tigo Honduras has a significant level of cross-net calls.

During Q1 2009 Millicom is planning to outsource a number of functions within its newly acquired Amnet operation to increase operating efficiency and to reduce costs.  This outsourcing will bring opex benefits in 2009 beyond but there will be a small one-off cost in Q1.

Comments on the financial statements

Millicom booked foreign exchange losses in Q4 of $36 million as a consequence of the revaluation in local currency of the US$ denominated debt in the operations particularly in Paraguay, Tanzania and Ghana.  Less than 50% of Millicom’s total gross debt is exposed to US$ fluctuations and is used in countries where debt in local currency is either too expensive or unavailable.

A net charge of $55 million has been booked in Q4 as a result of two one-off items; 1) the reversal of tax assets recognized in Colombia and 2) the impairment for Sierra Leone as an asset held for sale to align its book value to its estimated fair value less costs to sale.

Intangible assets have increased following the acquisition of Amnet.

Minority interests are predominantly affected by the Colombian loss.

Cash used by investing activities is essentially impacted by the acquisition of Amnet and by capex.

The effective tax rate excluding the one-off event in Colombia was close to 31% in Q4:

Tax Rate
US$ million	FY 2008	Q4 2008	FY 2007

Profit before tax	704	162	552

Taxes	(277)	(140)	(87)
Tax rate	39.4%	86.5%	15.8%

One-off event in Colombia	(90)	(90)	86

Normalized taxes	(187)	(50)	(173)
Effective normalized tax rate	26.6%	30.9%	31.3%

Other information

The amounts in the consolidated statements of profit and loss for the quarters and year ended December 31, 2008 and 2007, the consolidated balance sheets as at December 31 2007 and 2008, the condensed consolidated statements of cash flows for the year ended December 31, 2008 and 2007 and the condensed consolidated changes in equity for the year ended December 31, 2008 and 2007 are determined based on the principles of International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the first quarter of 2009 will be published on April 21, 2009.

Luxembourg – February 11, 2009

Marc Beuls, President & Chief Executive Officer

Millicom International Cellular S.A
15 rue Léon Laval
L-3372 Leudelange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.630

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Francois-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 (0)7798 576378
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

Conference call details

A conference call to discuss the results will be held at 14.00 London / 15.00 Stockholm / 09.00 New York, on Wednesday, February 11, 2009.  The dial-in numbers are: +44 (0)20 7806 1953, +46 (0)8 5352 6408 or +1 718 354 1385 and the pass code is 6518214#.  Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call. A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.  A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 / +46 (0)8 5876 9441 or +1 718 354 1112, access code: 6518214#.

Appendices

•	Consolidated statements of profit and loss for the three months ended December 31, 2008 and 2007
•	Consolidated statements of profit and loss for the years ended December 31, 2008 and 2007
•	Consolidated balance sheets as at December 31, 2008 and 2007
•	Condensed consolidated statements of changes in equity for the years ended December 31, 2008 and 2007
•	Condensed consolidated statements of cash flows for the years ended December 31, 2008 and 2007
•	Quarterly analysis by cluster
•	Total subscribers and market position by country

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended December 31, 2008 and 2007

	QTR ended December 31, 2008 (Unaudited) US$’000	QTR ended December 31, 2007 (Unaudited) US$’000
Revenues	906,690	766,183
Operating expenses
Cost of sales (excluding depreciation and amortization)	(207,039)	(200,316)
Sales and marketing	(175,797)	(158,310)
General and administrative expenses	(117,965)	(98,644)
EBITDA	405,889	308,913
Corporate costs	(17,031)	(16,971)
Stock compensation	6,287	(4,533)
Loss on disposal/Write down of assets, net	(7,115)	(26,467)
Depreciation and amortization	(149,316)	(104,399)
Operating profit	238,714	156,543
Interest expense	(50,218)	(71,900)
Interest and other financial income	7,330	14,376
Other non-operating (expenses) income, net	(35,703)	9,826
Profit from associated companies	1,935	1,419
Profit before taxes from continuing operations	162,058	110,264
Taxes	(140,204)	34,721
Profit before discontinued operations and minority interest	21,854	144,985
Result from discontinued operations	(13,500)	(2,751)
Minority interest	57,824	(29,488)
Net profit for the period	66,178	112,746
Basic earnings per common share (US$)	0.61	1.11
Weighted average number of shares outstanding in the period (‘000)	108,296	101,732
Profit for the period used to determine diluted earnings per common share	66,178	116,950
Diluted earnings per common share (US$)	0.61	1.08
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,593	108,269

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the years ended December 31, 2008 and 2007

	Year ended December 31, 2008 (Unaudited) US$’000	Year ended December 31, 2007 (Unaudited) US$’000
Revenues	3,412,380	2,623,854
Operating expenses
Cost of sales (excluding depreciation and amortization)	(831,677)	(686,260)
Sales and marketing	(690,698)	(486,779)
General and administrative expenses	(422,373)	(331,698)
EBITDA	1,467,632	1,119,117
Corporate costs	(61,438)	(49,591)
Stock compensation	(13,619)	(19,228)
Loss on disposal/Write down of assets, net	(9,384)	(27,095)
Depreciation and amortization	(515,908)	(351,500)
Operating profit	867,283	671,703
Interest expense	(149,111)	(190,410)
Interest and other financial income	32,922	56,378
Other non-operating (expenses) income, net	(55,593)	10,213
Profit from associated companies	8,706	4,400
Profit before taxes from continuing operations	704,207	552,284
Taxes	(277,369)	(87,198)
Profit before discontinued operations and minority interest	426,838	465,086
Gain on sale from discontinued operations	-	258,346
Result from discontinued operations	(22,397)	(12,448)
Minority interest	113,075	(13,842)
Net profit for the year	517,516	697,142
Basic earnings per common share (US$)	4.80	6.90
Weighted average number of shares outstanding in the year (‘000)	107,869	101,088
Profit for the year used to determine diluted earnings per common share	518,276	713,782
Diluted earnings per common share (US$)	4.77	6.61
Weighted average number of shares and potential dilutive shares outstanding in the year (‘000)	108,646	108,047

Millicom International Cellular S.A.

Consolidated balance sheets
as at December 31, 2008 and 2007

	December 31, 2008 (Unaudited) US$’000	December 31, 2007 US$’000
Assets
Non-current assets
Intangible assets, net	990,350	467,502
Property, plant and equipment, net	2,787,224	2,066,122
Investments in associates	21,087	11,234
Deferred taxation	14,221	97,544
Other non current assets	23,195	19,855
Total non-current assets	3,836,077	2,662,257
Current assets
Inventories	58,162	82,893
Trade receivables, net	257,455	223,579
Amounts due from joint venture partners	40,228	65,348
Prepayments and accrued income	82,303	71,175
Current tax assets	21,597	8,982
Supplier advances for capital expenditure	142,369	76,514
Other current assets	87,859	48,481
Cash and cash equivalents	674,195	1,174,597
Total current assets	1,364,168	1,751,569
Assets held for sale	20,563	-
Total assets	5,220,808	4,413,826

Millicom International Cellular S.A.

Consolidated balance sheets
as at December 31, 2008 and 2007

	December 31, 2008 (Unaudited) US$’000	December 31, 2007 US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 108,297,507 shares at December 31, 2008)	642,544	417,352
Other reserves	(47,174)	45,557
Accumulated profits brought forward	565,032	127,856
Net profit for the year	517,516	697,142
	1,677,918	1,287,907
Minority interest	(25,841)	80,429
Total equity	1,652,077	1,368,336
Liabilities
Non-current liabilities
Debt and other financing:
10% Senior Notes	453,471	–
Other debt and financing	1,208,012	945,206
Other non-current liabilities	70,008	55,601
Deferred taxation	81,063	42,414
Total non-current liabilities	1,812,554	1,043,221
Current liabilities
Debt and other financing:
10% Senior Notes	–	479,826
4% Convertible Notes – Debt component	–	178,940
Other debt and financing	496,543	230,319
Capex accruals and payables	501,978	460,533
Other trade payables	240,576	238,252
Amounts due to joint venture partners	49,921	60,914
Accrued interest and other expenses	159,539	128,426
Current tax liabilities	93,416	82,028
Other current liabilities	207,106	143,031
Total current liabilities	1,749,079	2,002,269
Liabilities directly associated with assets held for sale	7,098	–
Total liabilities	3,568,731	3,045,490
Total equity and liabilities	5,220,808	4,413,826

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the years ended December 31, 2008 and 2007

	December 31, 2008 (Unaudited) US$’000	December 31, 2007 US$’000
Equity as at January 1	1,368,336	582,388
Profit for the year	517,516	697,142
Dividends paid to shareholders	(259,704)	–
Stock compensation	13,619	19,228
Shares issued via the exercise of stock options	3,209	32,788
Shares issued via the payment of bonuses	–	1,000
Shares issued under the matching plan	1,038	838
Conversion of 4% Convertible Bonds	175,179	888
Movement in currency translation reserve	(60,846)	31,149
Minority interest	(106,270)	2,915
Equity as at December 31	1,652,077	1,368,336

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the years ended December 31, 2008 and 2007

	December 31, 2008 (Unaudited) US$’000	December 31, 2007 (Unaudited) US$’000
EBITDA	1,467,632	1,119,117
Corporate costs	(61,438)	(49,591)
Movements in working capital	61,618	45,831
	1,467,812	1,115,357
Interest expense paid, net	(116,671)	(95,015)
Taxes paid	(204,605)	(164,881)
Net cash provided by operating activities	1,146,536	855,461
Cash used by investing activities	(1,899,347)	(841,569)
Cash provided by financing activities	285,788	244,736
Net cash from continuing operations	(467,023)	258,628
Cash (used) provided by discontinued operations	(23,776)	251,209
Transfer of cash to assets held for sale	(521)	–
Cash effect of exchange rate changes	(9,082)	8,068
Net (decrease) increase in cash and cash equivalents	(500,402)	517,905
Cash and cash equivalents, beginning	1,174,597	656,692
Cash and cash equivalents, ending	674,195	1,174,597

Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q4 08	Q3 08	Q2 08	Q1 08	Q4 07	Increase Q4 07 to Q4 08
Revenues (US$’000) (i)
Central America	354,909	339,773	342,039	340,127	329,214	8%
Amnet	43,015	–	–	–	–	–
South America	260,184	273,418	254,104	231,626	239,253	9%
Africa	182,909	186,994	178,090	163,371	143,204	28%
Asia	65,673	66,691	66,078	63,377	54,513	20%

Total Revenues	906,690	866,876	840,311	798,501	766,184	18%

EBITDA (US$’000) (i)
Central America	199,241	184,876	187,521	187,374	167,707	19%
Amnet	18,048	–	–	–	–	–
South America	100,261	96,596	82,227	72,441	75,253	33%
Africa	64,324	64,037	56,630	52,589	45,582	41%
Asia	24,015	25,061	27,084	25,306	20,371	18%

Total EBITDA	405,889	370,570	353,462	337,710	308,913	31%

Total mobile subs at end of period (i)
Central America	11,181,251	10,846,076	10,276,014	9,787,361	8,824,924	27%
South America	7,460,771	7,191,863	6,912,109	6,463,658	5,892,726	27%
Africa	9,048,652	8,437,868	7,476,121	6,440,696	5,568,148	63%
Asia	4,353,278	3,980,685	3,682,809	3,383,189	2,964,738	47%
Total	32,043,952	30,456,492	28,347,053	26,074,904	23,250,536	38%

Attributable mobile subs at end of period (i)
Central America	7,781,942	7,552,128	7,136,452	6,862,247	6,192,972	26%
South America	7,460,771	7,191,863	6,912,109	6,463,658	5,892,726	27%
Africa	8,837,808	8,239,691	7,289,508	6,250,790	5,385,639	64%
Asia	3,471,909	3,124,713	2,854,691	2,606,196	2,277,649	52%
Total	27,552,430	26,108,395	24,192,760	22,182,891	19,748,986	40%

(i)     Excludes discontinued operations

Millicom International Cellular S.A.

Total subscribers and market position by country
(Unaudited)

Country	Equity Holding	Country Population (million) (i)	MIC Market Position (ii)	Total subscribers (iii)
				Q4 08	Q4 07	y-o-y Growth
Central America
El Salvador	100.0%	7	1 of 5	2,528,056	2,217,560	14%
Guatemala	55.0%	13	1 of 3	4,413,519	3,681,405	20%
Honduras	66.7%	8	1 of 4	4,239,676	2,925,959	45%

South America
Bolivia	100.0%	9	2 of 3	1,399,048	1,055,823	33%
Colombia	50.0%+1share	45	3 of 3	3,313,851	2,769,884	20%
Paraguay	100.0%	7	1 of 4	2,747,872	2,067,019	33%

Africa
Chad	87.5%	10	2 of 2	541,159	323,356	67%
DRC	100.0%	66	3 of 5	1,048,419	546,500	92%
Ghana	100.0%	23	2 of 4	2,887,927	2,023,091	43%
Mauritius	50.0%	1	2 of 3	421,683	365,018	16%
Senegal	100.0%	13	2 of 2	1,852,461	1,118,505	66%
Tanzania	100.0%	40	3 of 6	2,297,003	1,191,678	93%

Asia
Cambodia	58.4%	14	1 of 6	2,119,949	1,652,649	28%
Laos	74.1%	7	3 of 4	233,258	130,512	79%
Sri Lanka	100.0%	21	2 of 4	2,000,071	1,181,577	69%

Total subscribers excluding Amnet and discontinued operations				32,043,952	23,250,536	38%
___________________________________

(i)	Source: CIA The World Fact Book
(ii)	Source: Millicom. Market position derived from active subscribers based on interconnect
(iii)
Millicom has a policy of reporting only those subscribers that have generated revenues within a period of 60 days, or in the case of new subscribers only those that have already started generating revenues